Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

February 16, 2021

3.	News Release

A news release dated February 16, 2021 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Zenabis Global Inc. (“Zenabis”) under which HEXO will acquire, by way of a plan of arrangement under the Business Corporations Act (British Columbia), all of Zenabis’ issued and outstanding common shares in an all-share transaction.

5.	Full Description of Material Change

The Company entered into the Arrangement Agreement under which HEXO will acquire, by way of court-approved plan of arrangement under the Business Corporations Act (British Columbia), all of Zenabis’ issued and outstanding common shares in an all-share transaction valued at approximately $235 million (the “Transaction”). Under the terms of the Arrangement Agreement, Zenabis shareholders will receive 0.01772 of a HEXO common share in exchange for each Zenabis common share held (the “Exchange Ratio”). The Exchange Ratio implies a premium per Zenabis common share of approximately 19% based on the 20-day volume-weighted average price (“VWAP”) of Zenabis common shares on TSX and HEXO common shares on TSX as of February 12, 2021. Warrants and incentive securities of Zenabis will be adjusted in accordance with their terms to ultimately become exercisable to receive common shares of HEXO based on the share exchange ratio.

The Transaction was unanimously approved by the board of directors of each of HEXO and Zenabis (in the case of Zenabis’ board of directors, after receiving the unanimous recommendation of a special committee formed for purposes of the Transaction), and Zenabis’ board of directors unanimously recommends that its shareholders vote in favour of the Transaction.

The Transaction will require approval by at least 66 2/3% of the votes cast by the shareholders of Zenabis present at a special meeting of Zenabis shareholders. HEXO has entered into voting support agreements with Zenabis’ directors and officers with respect to all Zenabis shares owned by them.

The Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of Zenabis to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for Zenabis. The Arrangement Agreement also provides for a termination fee of $6.0 million payable by Zenabis to HEXO if the Transaction is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the Transaction is terminated by either party in certain other specified circumstances.

In addition to the approval by Zenabis’ shareholders, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature as well as the satisfaction of the following additional conditions precedent: (i) the termination and unconditional release of the guarantee provided by Zenabis in favour of Bank of Montreal in connection with the disposition of Bevo Farms Ltd. and its subsidiaries (“Bevo”) announced by Zenabis on January 4, 2021; (ii) the completion of the Bevo sale transaction; and (iii) certain other specified conditions precedent set out in the Arrangement Agreement.

Upon completion of the Transaction, existing HEXO and Zenabis shareholders would respectively own approximately 87.43% and 12.57% of HEXO on a pro forma fully-diluted basis. In addition, HEXO has undertaken in the Arrangement Agreement, within 90 days of closing of the Transaction, to increase the size of its board of directors by one director and cause one of the current directors of Zenabis, selected by HEXO, to be appointed to HEXO’s board of directors in accordance with HEXO’s constating documents.

Zenabis further announced that its wholly-owned subsidiary Zenabis Ltd. had entered into a Settlement Agreement and Release with a customer (the “Settlement Agreement”), pursuant to which the parties have agreed to withdraw from the arbitration proceedings between the parties, and release the other party from all past, present and future claims of the parties arising out of the pre-paid supply agreement relating to subsequent deliveries of cannabis product.

Contemporaneously with the signature of the Arrangement Agreement, Zenabis entered into an agreement with HEXO for the issuance of an unsecured convertible debenture to HEXO in a principal amount of $19.5 million, evidencing both a cash advance extended by HEXO to Zenabis at the end of 2020 as well as a further advance extended to Zenabis contemporaneously with the announcement of the Transaction for the purpose of allowing Zenabis to pay the settlement amount pursuant to the Settlement Agreement. The unsecured convertible debenture bears interest at a rate of 8% per annum and matures on February 15, 2023. The debenture is convertible, in whole or in part, at any time after the earlier of the termination of the Arrangement Agreement and the then applicable “Outside Date” thereunder, at the option of HEXO, into common shares of Zenabis at a conversion price equal to the 5-day VWAP of the common shares on TSX for the five trading days prior to the date of conversion. The debenture may be prepaid by Zenabis, at its option and without penalty or premium, at any time after the earlier of the termination of the Arrangement Agreement and the then applicable “Outside Date” thereunder, subject to HEXO’s right to elect to convert the debenture into Zenabis common shares prior to the prepayment. A change of control of Zenabis, other than the Transaction with HEXO, shall result in the mandatory conversion of the debenture into common shares of Zenabis at a conversion price equal to the 5-day VWAP where the last day of the 5-day VWAP of the common shares on TSX shall be the trading day immediately preceding the trading day on which the first of any such change of control transactions is initially publicly announced whether by Zenabis or by the person proposing, intending or agreeing to effect the change of control transaction. The unsecured convertible debenture also contains a provision that prevents HEXO from acquiring, at any given time as a result of and upon conversion of the debenture (other than in respect of a mandatory conversion in the context of a change of control transaction), more than 9.9% of Zenabis’ common shares. The listing of the Zenabis common shares issuable pursuant to the subscription is subject to the acceptance by the Toronto Stock Exchange.

The Transaction has been unanimously recommended to the Zenabis board of directors by a special committee, comprised of independent directors Daniel Burns and Natascha Kiernan, which was formed to investigate strategic alternatives and to renegotiate and restructure the Company’s capital. After receiving the recommendation of the special committee and receiving independent financial and legal advice, Zenabis’ board of directors has unanimously determined that the Transaction is in the best interests of Zenabis and its security holders, and the board of directors unanimously recommends that Zenabis’ shareholders vote in favour of the Transaction.

The board of directors of Zenabis has obtained a fairness opinion from Echelon Wealth Partners Inc. to the effect that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the Zenabis shareholders.

Echelon Capital Markets (a member of Echelon Wealth Partners Inc.) is acting as financial advisor to Zenabis in connection with the Transaction. Stikeman Elliott LLP is acting as legal counsel to Zenabis and to the special committee of the board of directors of Zenabis. A.G.P./Alliance Global Partners is acting as financial advisor to HEXO and Norton Rose Fulbright Canada LLP is acting as legal counsel to HEXO.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

February 26, 2021